Exhibit 77H - Changes in Control of Registrant

As the result of the merger described in Exhibit 77M below, as of the close of business on May 4, 2007, the two funds filing this report, which prior to the merger were Synovus Goergia Municipal Bond Fund and Synovus Mid Cap Value Fund, each a series of The Advisors' Inner Circle Fund, managed under the direction of the Board of Directors of The Advisors' Inner Circle Fund, became series of Sentinel Group Funds, Inc., the Sentinel Georgia Municipal Bond Fund and the Sentinel Mid Cap Value Fund, respectively, and were managed under the direction of the Board of Directors of Sentinel Group Funds, Inc.